Exhibit 99.1

genetic technolog GENETIC TECHNOLOGIES LIMITED A.B.N. 17 009 212 328 Quarterly Activities Report and Appendix 4C of the ASX Listing Rules for the quarter ended 31 March 2016

GENETIC TECHNOLOGIES LIMITED

QUARTERLY ACTIVITIES REPORT
FOR THE QUARTER ENDED 31 March 2016

Highlights

- Achieved quarter on quarter sales growth
- Established partnership with international race car driver Pippa Mann to promote **BREVAGen*plus*®**
- Continued to progress research program to support marketing of BREVAGen*plus*
- Strong cash position with **$12.5m** in cash

Melbourne, Australia, 28 April 2016: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, "Company"), a molecular diagnostics company specialising in women's health, and provider of **BREVAGen*plus*®**, a first-in-class, clinically validated risk assessment test for sporadic breast cancer, is pleased to provide its Quarterly Activities Report for the period ending 31 March 2016, together with the attached Appendix 4C.

In February, Genetic Technologies established a partnership with international race car driver Pippa Mann as part of a marketing program to raise the profile of BREVAGen*plus*. This agreement marks the Company's first marketing campaign, with a national reach, to promote BREVAGen*plus* in the U.S. Our association with Mann is reflective of her commitment to working with research organisations and corporations who share her passion for reducing the impact that breast cancer has on women. In addition to Genetic Technologies, Mann has an established partnership with Susan G. Komen®, the world's largest breast cancer organisation, which funds more breast cancer research than any other non-profit while providing screening, education, treatment and psychosocial support programs.

This is an exciting time for the Company as we commence this robust partnership with Mann and ramp-up commercial activities for BREVAGen*plus*. Mann shares our passion for the integral role BREVAGen*plus* can play in women's health and is steadfast in leveraging her brand power to promote breast cancer awareness and raise money to help fund cures.

Mann is one of only nine female athletes to ever compete in the Indianapolis 500 and the only female driver to start in the race over the past three consecutive years. The BREVAGen*plus* logo will feature on Mann's racing and promotional apparel as well as the Dale Coyne Racing car supporting Susan G. Komen. In addition to Mann's participation in key BREVAGen*plus* oriented events, her messaging and images will also appear in the Company's promotional print, video and social media platforms. The 100th running of the Indianapolis 500 on May 29, 2016 will serve as the first event under the partnership program.

The Indianapolis 500 is the largest single day sporting event in the world, in terms of on-site attendance, and offers significant promotional opportunities throughout the month of May leading up to race day on Sunday May 29th, Memorial Day weekend.

More detail regarding Genetic Technologies relationship with Mann can be found in the Company's announcement dated 22 February, 2016.

1

Quarterly Activities Report for the quarter ended 31 March 2016 OPERATIONS Financial summary For the quarter ended 31 March 2016, 287 BREVAGen/BREVAGenplus test samples were received, compared to 284 in the previous quarter. While this represents a modest 1% quarter on quarter gain, it indicates that the slide in tests received has been arrested. Weekly figures, while more subjective and arbitrary, also support this view, with a trend toward improving sales growth. Total cash receipts from customers during the quarter ended 31 March 2016 were $0.3m (PCP: $0.4m), taking the equivalent figure to $0.9m for the nine months ended on that date (PCP: $2.1m). The previous corresponding period YTD revenue number includes revenue generated from the Australian heritage business that was divested on 19 November 2014. Efficiencies gained from ongoing restructuring activities and the timing of payments of a recurring nature saw operational cash spend, for the March quarter, down $0.6m compared to the previous quarter. Based on the nine months to date run rate, the annualised FY16 cash spend equates to $9.4m compared to $13.2m in FY15 and $15.2m in FY14, representing a reduction in annual cash spend of 28.8% and 38.2% respectively. As at 31 March 2016, the Company had $12.5m in cash. BREVAGenp/usbreast cancer risk test Clinical utility studies and peer-review publications: The Company recognises that scientific papers are the ultimate marketing material for medical device companies and that scientific and clinical study data are key drivers to help strengthen the Company's commercial position. Physicians, the major breast health centres and health insurance companies seek multiple points of confirmation that the medical device works as intended and leads to a meaningful improvement in women's health. Therefore, the more papers that are published on BREVAGenplus, profiling its performance characteristics, the more likely physicians will be to use the test. They will also strongly influence how much insurers will be willing to pay for the test. The Company has previously conducted multiple scientific studies to develop and validate the first generation BREVAGen test, in addition to developing two health economic models to demonstrate potential cost savings and health benefits associated with the use of the BREVAGen test. Importantly, due to the nature of the technology and the specific improvements incorporated in BREVAGenplus, the research undertaken and published based on the original version of the test remains applicable to the new and improved BREVAGenplus test. Two further papers were published in the December 2015 quarter. The first paper provided compelling scientific evidence indicating that improved risk assessment has the potential to substantially lower the impact of breast cancer while the second paper supported the use of BREVAGenplus testing for African American and Hispanic women. These two new publications further add to the already existing scientific evidence base for BREVAGenplus. An important next step for the Company is to undertake studies that demonstrate the "clinical utility" of the test. To this end, the Company has recently commenced two such studies designed to measure how the BREVAGenplus test results influence physician decision making. The first such study is expected to be completed in 01, FY17, while the second in 02, FY17. A third longer term prospective study is currently in the late stages of planning, and is being designed to specifically evaluate the impact of BREVAGenplus on patient outcomes. The anticipated start date, for this study, is 01, FY 2017. 2

Quarterly Activities Report for the quarter ended 31 March 2016 Combined, these three studies are designed to inform the medical community of the measureable improvement in health outcomes associated with BREVAGenp/us testing. Whilst we continue to make significant investment into the future success of the BREVAGenp/us breast cancer risk assessment test, I am also pleased to report that Auslndustry has accepted and approved that the costs associated with these overseas research activities are eligible for the R&D Tax Incentive, representing a 45% cash refund from the Australian Tax Office. NON • CODING ASSERTION PROGRAM On 7 December 2015, Genetic Technologies argued before the Federal Circuit Court of Appeals in Washington DC that Claim 1 of the Company's foundation '179 patent is patent eligible under the standards set forth in the Mayo/Alice line of Supreme Court cases, and that Judge Stark's decision to grant motions to dismiss finding Claim 1 patent ineligible should be reversed. On 8 April 2016, the Federal Circuit affirmed the District Court and found that Claim 1 of the Company's '179 patent is patent-ineligible under 35 U.S.C. § 101. As at the date of this report, the Company's U.S. attorney is still in the process of evaluating the decision. CORPORATE MATTERS Settlement and Release Agreement with Hendrix Genetics B.V. On 5 February, the Company reported that it has executed a Settlement and Release Agreement with Hendrix Genetics B.V. (Hendrix), of Boxmeer, The Netherlands. With the execution of this Agreement completed, Genetic Technologies authorised the dismissal of legal action against Hendrix. The precise commercial terms of the Agreement are covered by formal confidentiality provisions and cannot be disclosed. Appendix 4D and 31 December 2015 Half Year Financial Report The Company published its Half Year Financial Report on 24 February 2016. The Half Year Financial Report is available on the Company's website at www.gtglabs.com Signed on behalf of Genetic Technologies Limited Date: 28 April, 2016 Eutillio Buccilli Executive Director & Chief Executive Officer 3

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN	Quarter ended ("current quarter")
17 009 212 328	**31 March 2016**

Consolidated statement of cash flows

			Current quarter (March 2016) A$	Year to date A$
	Cash flows related to operating activities			
1.1	Receipts from customers		**310,807**	**918,967**
1.2	Payments for	(a) staff costs	**(1,013,903)**	**(3,267,313)**
		(b) advertising and marketing	**(159,936)**	**(553,839)**
		(c) research and development	**(95,411)**	**(211,333)**
		(d) leased assets	-	-
		(e) other working capital	**(759,168)**	**(3,059,919)**
1.3	Dividends received		-	-
1.4	Interest and items of a similar nature received		**24,904**	**42,399**
1.5	Interest and other costs of finance paid		-	**(5,870)**
1.6	Income taxes paid		-	-
1.7	Grant and other income		-	-
	Net operating cash flows		**(1,692,707)**	**(6,136,908)**

+ See chapter 19 for defined terms.

17/12/2010 Appendix 4C Page 1

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Consolidated statement of cash flows (cont.)

		Current quarter (March 2016) A$	Year to date A$
1.8	Net operating cash flows (carried forward)	**(1,692,707)**	**(6,136,908)**
	Cash flows related to investing activities		
1.9	Payment for the acquisition of:		
	a) businesses (item 5)	-	-
	b) equity investments	-	-
	c) intellectual property	-	-
	d) physical non-current assets	**(29,835)**	**(293,533)**
	e) other non-current assets	-	-
1.10	Proceeds from the disposal of:		
	a) businesses (item 5)	-	-
	b) equity investments	-	-
	c) intellectual property	-	-
	d) physical non-current assets	-	-
	e) joint venture interest		
	f) other assets	-	-
		-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities (refer note below)	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**(29,835)**	**(293,533)**
1.14	**Total operating and investing cash flows**	**(1,722,542)**	**(6,430,441)**
	Cash flows related to financing activities		
1.15	Net proceeds from the issue of shares	-	**(1,654)**
1.16	Equity transaction costs	-	-
1.17	Net proceeds from borrowings	-	-
1.18	Net proceeds from the issue of unlisted secured debt notes	-	-
1.19	Dividends paid	-	-
	Net financing cash flows	-	**(1,654)**
	Net increase / (decrease) in cash held	**(1,722,542)**	**(6,432,095)**
1.20	Cash at beginning of quarter / year to date	**14,519,541**	**18,341,357**
1.21	Exchange rate adjustments	**(249,595)**	**638,142**
1.22	**Cash at end of quarter**	**12,547,404**	**12,547,404**

+ See chapter 19 for defined terms.

Appendix 4C Page 2 17/12/2010

Appendix 4C Quarterly report for entities admitted on the basis of commitments Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities 1.23 Aggregate amount of payments to the parties included in item 1.2 1.24 Aggregate amount of loans to the parties included in item 1.11 1.25 Explanation necessary for an understanding of the transactions Non-cash financing and investing activities 2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows 2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest Financing facilities available Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2). 3.1 Loan facilities 3.2 Credit standby arrangements Hire purchase facility + See chapter 19 for defined terms. 17/12/2010 Appendix 4C Page 3 Amount available $A Amount used $A - - - - None during the quarter under review None during the quarter under review The amount included at Item 1.23 includes $153,767 paid to Directors during the quarter in respect of fees and superannuation. Current quarter $A 153,767 -

Appendix 4C Quarterly report for entities admitted on the basis of commitments Reconciliation of cash Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows: 4.1 Cash on hand and at bank 4.2 Term deposits 4.3 Bank overdraft 4.4 Commercial Bills of Exchange Total cash at end of quarter (item 1.23) Acquisitions and disposals of business entities 5.1 Name of entity 5.2 Place of incorporation or registration 5.3 Consideration for acquisition or disposal 5.4 Total net liabilities 5.5 Nature of business Compliance statement 1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX. 2 This statement does give a true and fair view of the matters disclosed. Sign here: ............................................................ CFO/ Company Secretary Date: 28 April 2016 Print name: Kevin Fischer + See chapter 19 for defined terms. Appendix 4C Page 4 17/12/2010 Acquisitions (Item 1.9(a)) Disposals (Item 1.10(a)) Not applicable Not applicable Current quarter (March 2016) $A Previous quarter (December 2015) $A 7,984,420 12,329,804 4,562,984 2,189,737 - - - - 12,547,404 14,519,541

Appendix 4C Quarterly report for entities admitted on the basis of commitments Notes 1. The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report. 2. The definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report except for any additional disclosure requested by AASB 107 that are not already itemised in this report. 3. Accounting Standards.ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with. + See chapter 19 for defined terms. 17/12/2010 Appendix 4C Page 5